Press Release Source: Integrated Environmental Technologies, Ltd.

Integrated Environmental Technologies, Ltd. Announces NSF Registration of EcaFlo Anolyte (Excelyte)

On Tuesday April 21, 2009, 9:55 am EDT

LITTLE RIVER, S.C.--(BUSINESS WIRE)--Integrated Environmental Technologies, Ltd. (OTCBB: IEVM - News) today announced the registration of EcaFlo® Anolyte (trademark Excelyte®) with the National Science Foundation as a “D2” antimicrobial – an “antimicrobial agent not requiring rinse(ing)”. EcaFlo® Excelyte® has quickly gained momentum in recent months as the disinfectant of choice for hospitals, universities, public school systems, medical and veterinary schools, cleaning services, food processing, athletic departments, veterinary clinics, medical research labs and professional sports teams as well as state, county, city and federal governments.

Today’s announcement allows for EcaFlo® Excelyte® to be marketed not only as a hard-surface disinfectant, but also as a solution used to rinse fruits, vegetables and other food products prior to processing. Because Excelyte® has been proven effective against such pathogens as E. coli and Salmonella, the product has potential wide-reaching implications for the agriculture industry as a first line of defense against contamination.

William E. Prince, President and CEO of IET said, “This latest registration, along with all the other recent announcements, proves that EcaFlo® Anolyte is one of the most effective antimicrobial solutions available on the market. That’s no longer just our opinion; it’s been validated by the federal agencies responsible for regulating such products. We have already received multiple inquiries from grocery chains and others involved in food processing asking about how to obtain Excelyte® -- we believe it will only continue to grow as more federal and regulatory recognition is gained.”

IET is actively pursuing FDA 510(k) approval for the product for use as a topical disinfectant for use in critical and semi-critical patient treatment areas and patient care devices, and will continue to seek governmental and federal approvals wherever applicable. For more information on EcaFlo® Excelyte®, visit www.ietecaflo.com, www.excelyte.com, or call 843.390.2500.

About Integrated Environmental Technologies

Integrated Environmental Technologies, Ltd. operates through its wholly-owned subsidiary, IET, Inc., and is a publicly traded company (OTC:BB IEVM ) located in Little River, South Carolina. IET’s mission is to be the leading provider of sustainable, innovative technologies that improve the health and safety of the environment. For more information about Integrated Environmental Technologies, Ltd., please visit www.ietltd.net.

Contact:

Integrated Environmental Technologies, Ltd.
William E. “Bill” Prince, President and CEO
843-390-2500, Office; 843-390-3900, Fax;
president@ietltd.net